Exhibit 99.2

ITURAN LOCATION AND CONTROL LTD.

FORM OF PROXY CARD

For use by shareholders of the Company at the Extraordinary General Meeting of the Shareholders to be held on October 31, 2013 at 14:00 p.m. at the Company’s offices at 3 Hashikma Street, Azour (P.O. Box 11473 Azour 58001), Israel.

(Please use BLOCK CAPITALS)

I ________________________________________________________________
of _______________________________________________________________,

being a shareholder of Ituran Location and Control Ltd. (the “Company”), hereby appoint  Mr. Israel Baron, as my proxy to vote for me and on my behalf at the Extraordinary General Meeting to be held on October 31, 2013 at the Company’s offices at said address (the “Meeting”) and at any adjournment(s) thereof.

I direct that my vote(s) be cast on the resolution as indicated by a  in the appropriate space.

RESOLUTION	FOR	AGAINST	ABSTAIN
Approve the Company's Compensation Policy attached hereto	☐	☐	☐
In order for your vote to be counted pursuant to Israeli law, please fill out the following information:	Yes ☐	No ☐
(a) I am a controlling shareholder of the Company:	☐	☐
(b) I have a personal interest in the approval of the compensation policy:	☐	☐
(c) If the answer is "yes" to either (a) or (b) - please provide details:

Dated ____________ Name _________________ Signature __________________

Notes:

To be valid, this form of Proxy Card must be lodged at the Company’s offices at 3 Hashikma Street, Azur, Israel, not later than 24 hours prior to the time set for the Meeting (or an adjourned meeting, if such shall take place), and a failure to so deposit shall render the appointment invalid. You may fax this proxy to the Company at +972-3-5571393 (Attn: Mr. Guy Aharonov). - Any alterations to this form must be initialed.

Completion and return of this Proxy Card will not prevent a member from attending and voting in person at the Meeting.